BENO, INC.

FINANCIAL STATEMENTS

FOR THE TWO MONTHS ENDED DECEMBER 31, 2020
TOGETHER WITH
INDEPENDENT ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Board of Beno, Inc.:

We have audited the accompanying financial statements of Beno, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2020, and the related Statement of Operations, Statement of Changes in Partners' Capital and Statements of Cash Flows for the two months ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Accountant's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beno, Inc. as of December 31, 2020, and the results of their operations and their cash flows for the two-months then ended, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8 to the financial statements, Beno, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 8. Our opinion is not modified with respect to this matter.

Haroon Imtiaz, CPA
Mountain House, CA
Dated: August 23, 2021

BENO, INC.
Statement of Assets and Liabilities
As of December 31, 2020

		Dec. 31, 2020
ASSETS:		
Cash and Cash Equivalents	$	1,642,129
Inventory		69,127
Total Assets		**1,711,256**
LIABILITIES AND SHARE HOLDERS EQUITY		
Deferred Revenue		1,962,846
Total Liabilities		**1,962,846**
Accumulated Deficit		(251,590)
Total Equity		**(251,590)**
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$**	**1,711,256**

BENO, INC.
Statement of Operations
For the Two Months Ended December 31, 2020

Revenue	$	0
Cost of Goods Sold		-
Gross Profit		**-**
OPERATING EXPENSES:		
Advertising & Marketing		192,886
Crowdfunding Contribution		57,162
Software		891
Legal Fees		596
Other business expenses		55
Total operative expenses		**(251,590)**
Interest Expense		**-**
Provision for Income Expense		**-**
Net Loss	**$**	**(251,590)**

BENO, INC.
Statement of Changes in Partners' Capital
For the Two Months Ended December 31, 2020

Partners' capital, Nov. 1, 2020	**$**	**0**
Capital contributions		-
Capital distributions		-
Net income (Loss)		(251,590)
Partners' capital, Dec. 31, 2020	**$**	**(251,590)**

BENO, INC.
Statements of Cash Flows
For the Two Months Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(251,590)
Adjustments to reconcile Change in Net Assets to Net cash Provided By (Used For) operating activities:		
Increase in Inventory		(69,127)
Increase in Deferred Revenue		1,962,846
Total adjustments		1,642,129
Net cash provided (used) by operating activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided (used) by financing activities		-
Net increase (decrease) in cash and equivalent		-
CASH AND CASH EQUIVALENTS: Nov. 1, 2020		-
CASH AND CASH EQUIVALENTS: Dec. 31, 2020	**$**	**1,642,129**

BENO, INC.
Notes to Financial Statements
For the Two Months Ended December 31, 2020

Note 1. General

Beno, Inc. is organized under the laws of the state of Delaware. Beno, Inc. was originally founded on September 17th, 2020. Beno, Inc. is an electric mobility company focusing on e-bikes and the creator of Reevo, the world's first hubless e-bike. Beno, Inc. creates a range of e-bikes that puts as much attention into the technical aspects as it does into the design. Beno, Inc. plans to earn revenue via the sale of a Next Gen Hubless eBike. For funds Beno, Inc. conducts crowdfunding campaign under regulation CF in 2020. The Beno, Inc. is headquartered in New Castle, Delaware.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Federal Income Taxes

The Beno, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

The Company determines the fair market value of its financial assets and liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Furniture and Equipment

Furniture and equipment are stated at cost, if purchased. Depreciation is provided on a straight-line basis over the estimated useful life of the asset. Depreciation ranges from three to five years. Expenditures for normal maintenance and repairs are charged to expense.

NOTE 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents at Two months ended consist of the following checking and money market accounts:

		December 31, 2020
Cash	$	1,642,129
Total	**$**	1,642,129

Note 4. CONCENTRATIONS OF CREDIT AND MARKET RISK

The Beno, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Beno, Inc. has not experienced any losses in such accounts. The Beno, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Beno, Inc. had $1,392,129 of uninsured balances at these institutions.

NOTE 5. FAIR VALUE MEASUREMENT

Fair values of assets measured on a recurring basis at December 31, 2020 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 1,642,129	-	-	-

NOTE 6. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the Beno, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 23, 2021, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

NOTE 8. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of

NOTE 8. GOING CONCERN (Continued)

recorded asset amounts or the amounts and classification of liabilities.

NOTE 9. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows dsz and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.